Exhibit 24

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-93162) under the Securities Act of 1933 of DIMON Incorporated Personal Account Plan of our report dated August 9, 2001, contained in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the year ended June 30, 2001, of DIMON Incorporated Personal Account Plan.

/s/ Snead and Williams, P.L.L.C.
Snead and Williams, P.L.L.C.
Danville, Virginia
August 9, 2001